PURCHASE AGREEMENT


Discussions have been held between representatives of Universal Express, Inc. ("USXP"), a publicly-traded corporation headquartered in the State of New York, and Bags To Go, Inc., a privately-held corporation located in the State of Florida ("Bags") which is solely owned by Keith Wiater ("Wiater"), with respect to the proposal for USXP to purchase 100% of the common stock of Bags and 100% of the common stock of Cruise Staff Inc. ("Cruise") from Wiater, which companies currently operate a baggage delivery business and a staffing business at Fort Lauderdale/Hollywood International Airport and Seaport. The major terms and conditions of the acquisition of Bags and Cruise stock by USXP have been agreed on by the parties. The parties, being fully informed in all matters concerning such sale and purchase, agree that these terms and conditions are as follows:

     1. USXP will acquire the 100% interest in Bags and Cruise through the acquisition of 100% of the common stock of Bags and 100% of the common stock of Cruise from Wiater. Bags, through its President and the undersigned signatory to this agreement, herein represents that 100% of the common stock of Bags is owned solely by Wiater, that these shares are not pledged, hypothecated or in any manner encumbered, and that the total issued and outstanding shares of Bags consists of one thousand (1,000) shares. Cruise, through its President and the undersigned signatory to this agreement, herein represents that 100% of the common stock of Cruise is owned solely by Wiater, that these shares are not pledged, hypothecated or in any manner encumbered, and that the total issued and outstanding shares of Cruise consists of one thousand (1,000) shares. All said shares of Bags and Cruise shall be delivered to USXP free and clear of all liens and encumbrances, duly endorsed by the shareholder at the Closing (defined in Section 13). Corporate stock, minute books and seals will be delivered at Closing. This acquisition includes the existing and operating businesses of Bags and Cruise. After the Closing of the sale of shares, USXP shall continue to operate Bags and Cruise as a single, separate business subsidiary or division of USXP (either, a "Division").





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     2.   After the Closing, USXP will enter into an employment agreement with
          Keith Wiater as President of the Bags/Cruise subsidiary or as Vice President in charge of the Division, as the case may be, with a first year salary of $180,000 per annum, in the form attached hereto as EXHIBIT A, and continuing for a period of five (5) year.

     3. For so long as Wiater remains employed, USXP will allocate and budget at least $195,000 per year, subject to normal increases as other executives, for salaries of three (3) additional officers to be selected by Wiater and the Chairman of USXP and accordingly, employed by USXP or the Division. The employment agreements referenced in
          Section 2 and this Section 3 shall each be for a five (5) year initial term with normal benefits afforded by USXP to its other executives. Such employment agreements will be in the form of agreements customarily used by USXP in similar acquisitions, as previously provided to Wiater.

     4. As additional consideration for his shares, USXP will pay and deliver to Mr. Wiater the following:

          a) an operational bonus incentive equal to twenty percent (20%) of the Division's gross profit for each of the calendar quarters of years 2004 through 2008. "Gross profit" of the Division is the Division's gross revenue less the cost of sales of the Division and less General and Administrative expenses of the Division and less allocations of the Division's share of interest, tax expense, depreciation or other non-cash expenses. This "operational bonus incentive" will be paid quarterly, in arrears, on or before the fifteenth (15th) day after the close of each calendar quarter, commencing with the first quarterly payment due on or before April 15, 2004, and the last quarterly payment due on or before January 15, 2009. For purposes of this Section, the parties agree to include the period from the date of Closing through December 31, 2003 in the calculation for the first quarterly payment due under this Section.



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          b)   Stock options to purchase $1,380,000 of USXP's unregistered restricted common shares, to be issued in approximately equal value amounts over a two and one half (2 1/2) year period commencing six (6) months from date of Closing and continuing for the next succeeding four (4) six (6) month dates thereafter (each an "issuance date"), each option to have an exercise price equal to a 15 percent (15%) discount off the market value of USXP common shares at each such issuance date. These options will be exercisable for a period of 1 year from each such issuance date at the discounted price, which price will be proportionally adjusted in accordance with any overall share restructurings of USXP after such issuance date, and may be exercisable in whole or in part from time to time during the option term. A gross sales profile reflecting a minimum 5% quarterly growth will be the qualifying condition incorporated in this consideration.

          c) Cash consideration of $400,000 and an advance on receivables of $260,000 per the "Settlement Sheet" (Exhibit "A"), for a total of $660,000. This sum will be paid as follows: $180,000 at "Closing," and the balance of $480,000 to be paid as follows:
               $180,000. on the 22nd day of January, 2004; and, $12,500 in 24
               equal installments of $12,500, beginning on the 22nd day of January, 2004 and payable on each successive month on that same date until paid in full on December 22, 2005.

     5. Notwithstanding anything in this agreement to the contrary, USXP expressly agrees that the "gross profits" of all acquisitions made by USXP as a result of the efforts of Mr. Wiater will be included within the formula for Mr. Wiater's additional compensation in accordance with Section 4(a) above.

     6. The parties to this agreement understand that Bags and Cruise currently have short and long term liabilities, obligations and payables; further, both parties to the agreement understand that Bags and Cruise have accounts receivable.



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          The parties agree that a full accounting of these credits and debits will be submitted at the Closing and USXP will compensate Mr. Wiater for any net current assets of Bags and Cruise. USXP herby acknowledges that this offset will include approximately four (4) additional contracts that were not in effect at the signing of the Letter of Intent between the parties (the "Delta" contract for "Ticket Verifiers," the "Spirit" contract for "Ticket Verifiers," The "American Trucking" contract, the "American Charter" contract, and the "On-Site Baggage Storage" contract. Bags and USXP each represent that it has not incurred any obligation to pay a finder's fee or similar acquisition services compensation in connection with the proposed acquisition, or if it has, or does, it will pay such obligations and herein saves and holds harmless the other from any obligation hereunder.

     7. All of the shares of Bags and Cruise are as set forth above and are the only shares authorized, issued, and outstanding, and no other person or entity has any right or claim to such shares or any claim or right to the issuance of additional shares.

     8. No other consents or approvals of others are necessary or required for the transfer of the shares of Bags or Cruise to USXP, or of USXP's acquisition of such shares.

     9. USXP expressly agrees to allow the Division to continue its operations from its current office in Ft. Lauderdale, Florida, and to pay all reasonable and necessary expenses for that operation in the same manner as the Division has been operated to date. Further, USXP agrees to provide appropriate additional space for the Division's operations at its corporate headquarters in Boca Raton, Florida, as Mr. Wiater and the Chairman of USXP deem necessary and beneficial during the course of the Division's operation.

     10. USXP is a corporation duly organized, validly existing and in good standing in its state of incorporation and is duly qualified to do business in those states in which it is required to be qualified. USXP has full authority to perform its obligations set forth in this agreement and its obligations have been duly authorized and all necessary corporate action has been taken to perform this agreement.



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     11.  This agreement will be governed by the laws of the State of New York and any remedies with respect to the enforcement of the contract by any of the parties must be brought in the courts of the State of New York, and all parties hereby submit themselves to the jurisdiction of the state courts of the State of New York.

     12. The parties will close the transaction (the "Closing") no later than December 22, 2003, unless such date is extended by mutual written agreement.



NOW, THEREFORE, the Parties herein agree that the above terms and conditions represent the full and complete understanding and agree as above written.

Dated as of December 23, 2003



UNIVERSAL EXPRESS, INC.             CRUISE STAFF INC./BAGS TO GO, INC.



By: _____________________           By: _____________________
      Richard A. Altomare                             Keith Wiater
      Chairman                                             President

CC: Attachments "Exhibit A," and "Exhibit B"



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